STEWARDSHIP FINANCIAL CORPORATION
DIVIDEND REINVESTMENT PLAN
(as amended and restated effective as of May 18, 2010)

1.     THE CORPORATION

Stewardship Financial Corporation (the “Corporation”) is a New Jersey state chartered bank holding company.  The Corporation was formed in 1995 to serve as a holding company for Atlantic Stewardship Bank (the “Bank”).  The Corporation was organized at the direction of the Board of Directors of the Bank for the purpose of acquiring all of the capital stock of the Bank.  Pursuant to the New Jersey Banking Act of 1948, as amended, and pursuant to approval of the share holders of the Bank, the Corporation acquired the Bank and became its holding company on November 22, 1996.  In connection with the acquisition, shareholders of the Bank received one share of the common stock, no par value of the Corporation (the “Common Stock”), for each share of the common stock of the Bank then issued and outstanding.  The only significant activity of the Corporation is ownership and supervision of the Bank.

The Corporation’s executive offices are located at 630 Godwin Avenue, Midland Park, New Jersey 07432-1405, and the Corporation’s telephone number is 877-844-BANK or 201-444-7100.  The Corporation’s website is www.asbnow.com.

The Corporation files annual and quarterly reports and proxy statements with the Securities and Exchange Commission.  All such reports are hereby incorporated by reference into the description of the Corporation in this Dividend Reinvestment Plan. The Corporation will provide, without charge, to any person to whom a copy of this Plan is delivered, on the oral or written request of any such person, a copy of any or all of the foregoing documents. Written requests for copies of any such documents should be directed to Stewardship Financial Corporation, 630 Godwin Avenue, Midland Park, New Jersey 07432-1405, Attention: Corporate Services; and oral requests may be made by calling 877-844-BANK or 201-444-7100.

2.     THE BANK

Atlantic Stewardship Bank is a wholly-owned subsidiary of the Corporation.  The Bank was formed in 1985 by local businessmen to serve the needs of the local community.  The Bank’s by-laws include a commitment to tithe ten percent (10%) of its pre-tax profits to Christian and civic charities.  The Dividend Reinvestment Plan for the Bank was originally approved on March 7, 1994; and was amended and adopted by the Corporation on January 21, 1997 and was further amended and adopted by the Corporation on April 23, 2009.

The Bank’s executive offices are located at 630 Godwin Avenue, Midland Park, New Jersey 07432-1405; and the telephone number of the Bank is 877-844-BANK or 201-444-7100. The Bank’s website is www.asbnow.com.

3.     THE PLAN

The Stewardship Financial Corporation Dividend Reinvestment Plan (the “Plan”) is designed to afford shareholders of record the opportunity to increase investments in our Common Stock through a convenient method of investing with no brokerage commissions or administrative fees of any kind.  The Plan allows shareholders who enroll in the Plan to use their cash dividends and to make additional cash contributions to purchase whole and fractional shares of our Common Stock.  See Section 12 for a description of the procedure for enrollment.

The Plan may be amended, suspended, modified or terminated at any time by the Board of Directors of the Corporation without the approval of the participants.  Notice of suspension or termination or material amendment or modification will be sent to all participants who will at all times have the right to withdraw from the Plan.  Nothing in the Plan is to be considered a guarantee or a promise to pay any dividends in the future except as may be declared by the Board of Directors of the Corporation from time to time.

4.     ADMINISTRATION OF THE PLAN

Registrar and Transfer Company, the Corporation’s stock transfer agent (“R&T” or the “Plan Administrator”), will administer the Plan by maintaining records, sending account statements to participants and performing other duties relating to the Plan.  Shares of Common Stock purchased under the Plan are registered in the name of the Plan Administrator’s nominee and are credited to the accounts of the participants in the Plan.  The Plan Administrator acts in the capacity of agent for participants in the Plan.  The Corporation reserves the right to substitute another bank, trust company or transfer agent for R&T and may replace R&T as the Plan Administrator at any time in our sole discretion.

Questions and other communications concerning the Plan should be directed to R&T at the following address:

Registrar and Transfer Company
Dividend Reinvestment Plan Department
P.O. Box 664
Cranford, New Jersey 07016

Or for overnight delivery:

Registrar and Transfer Company
Dividend Reinvestment Plan Department
10 Commerce Drive
Cranford, New Jersey 07016

Online:                      www.rtco.com

Telephone:               800-368-5948

The Plan Administrator will make every effort to invest all authorized dividends promptly after receipt of such dividends and in no event later than 30 days from such receipt, except where necessary under any applicable federal securities laws.

The Plan Administrator will not be liable under the Plan (unless it is grossly negligent) for any act done in good faith or for any good faith omission to act including, without limitations, any claims for liability (1) arising out of failure to terminate a participant’s participation in the Plan upon the Participant’s death prior to receipt of notice in writing of such death and (2) with respect to the prices at which shares are purchased or sold for participants’ accounts and the time such purchases or sales are made.

5.     INVESTMENT CONSIDERATIONS

Shares of the Corporation’s Common Stock are traded on the Nasdaq Capital Market under the symbol SSFN.  The identity of the market makers for the Common Stock at any given time can be found at www.nasdaq.com.

Any participant whose purchase of shares of the Corporation’s Common Stock would increase his or its beneficial ownership to 10% or more of the Corporation’s then outstanding shares will require the prior approval of the Federal Deposit Insurance Corporation and the New Jersey Department of Banking and Insurance.

Shares of the Corporation’s Common Stock purchased under this Plan are NOT deposit accounts of the Corporation or of the Bank and are NOT insured by the Federal Deposit Insurance Corporation or any other governmental organization.  A participant’s investment in shares held in the Plan is no different than an investment in shares of Common Stock purchased directly in the market.  The participant bears the risk of loss and the benefits of gain from market price changes for all of the shares of the Corporation’s Common Stock held.  Shares of the Corporation’s Common Stock are subject to market risk and possible loss of investment.

6.     PURCHASE OF SHARES UNDER THE PLAN

Shares of the Corporation’s Common Stock purchased under the Plan may be purchased either from the Corporation’s legally authorized but unissued shares of Common Stock or from the Corporation’s treasury stock, or purchased in the open market, or purchased through a combination of these means, at the discretion of the Corporation.  Shares purchased other than from the Corporation will be purchased by agents independent of the Corporation.  All shares of Common Stock purchased pursuant to the Plan, from the Corporation or otherwise, will be credited to the accounts of the Plan participants by the Plan Administrator.

The price of shares of Common Stock purchased from the Corporation will be the average closing price of the shares of Common Stock as quoted on the NASDAQ Capital Market for the trailing 14 trading days immediately preceding the applicable investment date.  The price of shares of Common Stock purchased in the open market will be the average purchase price of such shares.  In the event that the purchase of shares of Common Stock is fulfilled by a combination of the Corporation’s authorized and unissued shares, the Corporation’s treasury stock and open market purchases or any combination thereof, the price will be an average of these prices.  Common Stock purchased other than from the Corporation pursuant to the Plan will be purchased by agents independent of the Corporation and its affiliates.  Neither the Corporation nor any of its affiliates will exercise any direct or indirect control or influence over the times when the prices at which, or the manner in which, such shares will be purchased.

Shares resulting from dividend reinvestment will be issued at a discount to the price as so determined.  Initially, we intend to issue such shares at a 5% discount to this market price.  The Corporation reserves the right to change or eliminate the discount at any time.  The discount will not apply to shares purchased through optional cash purchase contributions.

The timing of purchases on the open market will be at the sole discretion of the Plan Administrator, but will generally be effected within a 30-day period after the dividend payment date.  Neither the Corporation nor any shareholder will have any authority or power to direct the time or price at which shares may be purchased or the selection of the broker or dealer through or from whom purchases are to be made.  The Plan Administrator may delay any or all purchases beyond the 30-day period if necessary under federal securities laws.

To the extent we fund the Plan with shares of our Common Stock issued directly by us from authorized but unissued shares or treasury shares, the dividends payable to participants will be retained by us as consideration for such shares.

            In the event applicable law or the closing of securities markets requires temporary curtailment or suspension of open market purchases of the shares of our Common Stock, the Plan Administrator is not accountable for its inability to make purchases at such time.  If shares of our Common Stock are not available for purchase for a period of longer than 30 days from the prior dividend payment date, the Plan Administrator will promptly mail to each participant a check in the amount of any unapplied funds in the participants’ accounts.

In the event that you elect to make optional cash purchases, the Corporation may determine to combine your payments with funds from your cash dividends for use in purchasing shares as described above.

7.      DIVIDEND REINVESTMENT

The Plan allows shareholders to invest cash dividends and to make optional contributions of cash to purchase shares of the Corporation’s Common Stock.  Participants in the Plan who would otherwise receive regular dividend checks from the Corporation, authorize the Plan Administrator to use the amount of the dividend to which they are entitled to purchase whole and fractional shares of Common Stock which are then credited to the participant’s account.  Dividends on the shares of Common Stock credited to a participant’s account under the Plan will also be reinvested, thereby compounding a participant’s investment.

The purchase price for shares of Common Stock purchased through dividend reinvestment pursuant to the Plan initially will be at a 5% discount to the market price as outlined in Section 6 above.

The number of shares that will be purchased using a participant’s cash dividends will depend on the amount of those dividends and the applicable purchase price of the shares.  A participant’s account will be credited with the number of shares (including any fractional shares computed to four decimals) that results from dividing the amount of dividends to be invested by the applicable purchase price.

8.  OPTIONAL CASH PURCHASE CONTRIBUTIONS

All eligible shareholders who have submitted a signed authorization card to the Plan Administrator not later than the sixth day prior to the 15th business day of the first calendar month in which the participant wishes to invest in Common Stock by means of an optional cash payment may do so.  Each calendar month the Plan Administrator will apply any optional cash payment in good funds timely received from a participant (that is received by the Plan Administrator and cleared by the sixth day prior to the 15th business day of the calendar month in which it is to be invested) to the purchase of our Common Stock for the account of the participant on the following investment date, if such Common Stock is purchased from the Corporation, and on, or as soon as determined by the Plan Administrator after, such investment date if such Common Stock is purchased on the open market.

A participant may not make optional cash payments of less than $100 per calendar month or of more than $50,000 in any calendar year.  In the event that a participant delivers an optional cash payment in amounts under or exceeding the specified limits, the Plan Administrator will invest only that portion, if any, that complies with such investment limitation and will return any remainder.  The minimum and maximum amounts of optional cash purchases may be changed (or the optional cash payment feature may be eliminated) at the discretion of the Corporation’s Board of Directors.

Optional cash payments will be invested each month.  The investment date for optional cash payments is the 15th day of each calendar month or, if such day is not a business day for the Corporation, the first business day for the Corporation immediately following that date will be the investment date.

The record date for optional cash purchases will be the sixth day prior to the investment date.  The Plan Administrator must be in receipt of good funds on or before the record date in order for such funds to be invested as an optional cash payment on the next investment date.  Payments may be made by check made payable to the Plan Administrator.  No interest will be paid by the Corporation or the Plan Administrator on optional cash payments held pending investment.  Therefore, although optional cash payments may be made at any time, it is advisable to transmit such payments shortly before the sixth day prior to the applicable investment date.  In order for payments to be invested on the investment date, in addition to the receipt of good funds, the Plan Administrator must be in receipt of an authorization card.

Optional cash payments received by the Plan Administrator which do not clear until after the record date for a particular investment date will be applied to purchase our Common Stock on the next succeeding investment date for optional cash payments, provided, however, that such payments will be returned to a participant upon written request to the Plan Administrator by such participant received prior to the record date for the next succeeding investment date.

Shares purchased using optional cash payments will not be subject to a discount.

9.    COST TO PARTICIPANTS

The Corporation will bear all costs of administration of the Plan.  Participants will incur no brokerage commissions or service charges in connection with purchases for shares of the Corporation’s Common Stock effected under the Plan.

10.  ACCOUNT STATEMENTS

Each participant will receive from the Plan Administrator as soon as practicable after completion of each investment for a participant’s account an account statement describing cash dividends and any additional cash purchases, the number of shares purchased, the price per share and the total shares accumulated under the Plan for that participant.

11.  ELIGIBILITY

All shareholders of record of the Corporation’s Common Stock are eligible to participate in the Plan.  Beneficial owners of shares of the Corporation’s Common Stock whose shares are registered in names other than their own name may participate by requesting that their broker or nominee transfer their shares into their own name.  The right to participate in the Plan is not transferable to another person apart from a transfer of a participant’s shares of the Corporation’s Common Stock.

12.  ENROLLMENT

To enroll in the Plan, shareholders of record interested in participating in the Plan must complete an authorization card and submit it to the Plan Administrator not later than (a) the record date of the first dividend to be invested in shares of Common Stock for such participant pursuant to the Plan and (b) the sixth day prior to the 15th business day of the first calendar month in which the participant wishes to invest in shares of Common Stock by means of an optional cash payment in accordance with Section 8.  An eligible shareholder may enroll in the Plan at any time.  Authorization cards not received within the time period specified herein may result in a deferral of participation until the next dividend payment date.  Participation in the Plan will apply to all shares that are registered to a participant at the time of enrollment plus all shares that are acquired while the authorization remains in effect.  In the event that a shareholder is already a participant in the Plan, a new authorization card is not required in order to receive the benefit of the amendment to the Plan that will enable participants to receive a 5% discount on the purchase of shares made using reinvestment of cash dividends.

The Corporation or the Plan Administrator may terminate, for whatever reason at any time as it may determine in its sole discretion, a participant’s participating in the Plan upon mailing a notice of termination to the participant at his address as it appears on the Plan Administrator’s records.  Upon termination, a participant will receive certificates for the whole shares of Common Stock credited to his or its account unless the participant has requested that all or any part of such shares be sold and the proceeds of the sale be delivered in cash.  Fractional shares credited to a terminating account will be paid in cash at the then current market price.

A participant’s participation in the Plan will be terminated by the Plan Administrator upon receipt of notice, in writing, of such participant’s death from the participant’s executor or legal representative.

13.  TAXATION MATTERS

In general, a participant in the Plan will have the same federal and state income tax obligations with respect to dividends credited to his or its account under the Plan as other shareholders who do not elect to participate in the Plan and, instead, receive cash dividends.  A participant is treated for income tax purposes as having received, on the dividend date, a dividend in the amount equal to the fair market value of the shares of Common Stock credited to his or its account under the Plan even though that amount was not actually received by the participant in cash but, instead, was applied to the purchase of additional shares for his or its account.  In addition, any brokerage commissions and service charges paid by the Corporation on behalf of the participant are deemed to constitute dividend income by the Internal Revenue Service.  Such amounts, if any, will be included on any annual information return filed with the Internal Revenue Service, a copy of which will be sent to the participant.

Shareholders who participate in the Plan and purchase shares at a discount  will be treated as having a distribution.  The amount of the distribution to the participant will be the fair market value of the Corporation’s Common Stock received on the date of the distribution.  For example, if a shareholder would have received a cash dividend of $95 but elected to reinvest the dividend and purchase stock at the 5% discount, the taxable dividend would be $100 representing the fair market value of the stock received on the distribution date.

The above summary is provided for your general information, however, it does not constitute tax advice and does not purport to be complete or to describe the consequences that may apply to your personal circumstances.  You should consult with your tax accountant or personal tax advisor regarding the effect of participation in the Plan on your personal tax situation.

14.  CERTIFICATES

Shares purchased for a participant’s account under the Plan will normally be held by the Corporation, without charge.  Participants desiring to receive a certificate or certificates for whole shares credited to their account may request them from the Plan Administrator.  The number of shares of Common Stock credited to an account under the Plan will be shown on the participant’s account statement.

15.  VOTING OF SHARES

Shares of the Corporation’s Common Stock credited to a participant’s account under the Plan (other than fractional shares) and held of record on any applicable record date for a vote will be automatically added to the shares covered by the proxy sent or its other shares of the Corporation’s Common Stock and may be voted by such shareholder.  The Plan Administrator will forward any proxy solicitation materials relating to the shares of Common Stock held by the Plan to the participating shareholder.  If the proxy card is returned properly signed and marked for voting, all whole shares held for the participant under the Plan will be voted in the same manner as the shares owned directly by the participant. The whole number of shares held under the Plan may also be voted in person at a meeting.  Shares for which no voting directions are received will not be voted.  If the proxy card is not returned or if it is returned unsigned, none of the participant’s shares will be voted unless the participant votes in person.

16.  FRACTIONAL SHARES

While you are a participant in the Plan, the entire amount of your dividend payment will be used to purchase shares of our Common Stock.  If the amount is not sufficient to purchase an exact number of whole shares, your account will be credited with a fractional share (calculated to four decimal places).  A fractional share will earn dividends for you, in proportion to the size of the fraction just as full shares do.

17.  WITHDRAWALS FROM THE PLAN

A participant may withdraw from the Plan at any time and for any reason simply by sending written termination notice to the Plan Administrator which must be received no later than five business days’ prior to the next dividend record date.  Upon receipt of the termination notice, certificates for the full shares held in the participant’s account will be issued in the participant’s name and forwarded to the participant.  Promptly after termination, a terminating participant will receive a check in lieu of any fractional shares held in the participant’s account at the time of termination representing the cash settlement value at the then current market price of Corporation’s Common Stock.

18.  QUESTIONS AND CORRESPONDENCE

Please direct all questions regarding the Plan to:

Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016
Telephone:  800-368-5948

19.  TERMS AND CONDITIONS

(a)           Stock Dividends, Stock Splits, Rights.  Any stock dividends or stock splits distributed on shares Corporation’s Common Stock credited to a participant’s account under the Plan, will be credited to the participant’s account.  Stock dividends or split shares distributed on shares registered in a participant’s name will be mailed directly to the participant in the same manner as to shareholders not otherwise participating in the Plan.  In the event that the Corporation makes available to its shareholders rights to purchase additional shares or securities, participants under the Plan will receive a subscription warrant for all such rights directly from the Corporation

(b)           Pledge or Assignment of Plan Shares.  Shares credited to the account of a participant (those registered in the name of the Plan Administrator or its nominee) may not be pledged or assigned and any such purported pledge or assignment will be void.

(c)           Limitation of Liability.  Neither the Corporation nor the Plan Administrator, will have any responsibility beyond the exercise of ordinary care for any action taken or omitted pursuant to this agreement; nor will they have any duties, responsibilities or liabilities except as are expressly set forth herein; nor will they be liable for any act done in good faith or for any good faith omission to act; nor will they have any liability in connection with an inability to purchase shares or with respect to the timing or the price of any purchase.

(d)           Amendment and Termination of the Plan. The Corporation reserves the right to suspend, amend or terminate the Plan or the participation in the Plan by any participant, at any time.  Participants affected by such action will receive notice of any such suspension, amendment or termination who will at all times have the right to withdraw from the Plan.  The Corporation’s right to amend the Plan includes the right to increase or decrease the minimum and maximum amounts of optional cash payments which may be made under the Plan.  Revisions in such minimum and maximum amounts will only be made upon 30 days’ prior notice to participants.  The Corporation’s right to amend the Plan also includes the right to change the pricing discount, if any.

(e)           Interpretation; Governing Law.  The Plan will be interpreted and regulated by the Corporation and the Corporation’s interpretations will be conclusive.  The Plan and the authorization card signed by the participant (which is deemed a part of the Plan) and the participant’s account will be governed by and construed in accordance with the laws of the State of New Jersey.